FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“This Form 6-K is deemed to be incorporated by reference into the Offering Circular Supplement, dated August 3, 2006, relating to National Australia Bank’s Rule 144A Supplemental Program under the bank’s Global Medium Term Note Program”.

Australian Region Market Update September 2006 Results Ahmed Fahour, Executive Director & CEO Australia 28th November 2006

Contents Summary of full year 2006 results Update on key strategies Re-ignite the organisation Become cost competitive Rebuild critical infrastructure Manage the business Business unit performance

Stabilise 2005 2006 2008 - 2009 2007 Truly competitive Our turnaround in Australia continues Rebuild is advancing Revenue momentum continued with margins holding up Cost growth constrained, improved productivity Asset quality holding up and risk well managed in softening environment Improved customer satisfaction, multiple industry awards Business Unit portfolio (Retail, Business and Wealth) well positioned for future growth Rebuild

Results show strong performance Ongoing solid cash earnings* performance for September 2006 half of $1,255m, up 9.2% on March 2006 half and up 15.7% on prior corresponding period (pcp). The full year is $2,404m, up 8.1% on prior year (+13.4% after removing impact of transitional tax and AIFRS for Wealth results). Australian region results (excluding IoRE) show stronger performance with +9.6% for half, +19.9% on pcp and +10.7% for full year. Banking cash earnings* growth of 10.0% on March 2006 half, 21.6% on pcp. Wealth cash earnings growth (excluding IoRE) is up 12.4% on March 2006 half and 14.8% on pcp. Wealth products sold into Bank grew substantially, with investments up 31% and insurance up 35% in 2006, building on 28% and 22% gains respectively in 2005. Continued cost constraint in Australian Region (flat for September 2006 half) with productivity improvements continuing to be realised. Customer numbers growing and customer satisfaction improved year on year; brand reputation significantly improved. Asset quality trends remain sound overall and margins are steady. * Before significant items from ongoing operations

Australian Region Performance summary - ongoing operations

Cash earnings before significant items	Half Year to			Fav / (Unfav) change		Year to		Fav / (Unfav)
	Sep-06	Mar-06	Sep-05	Mar-06	Sep-05	Sep-06	Sep-05	Sep-05
	$m	$m	$m	%	%	$m	$m	%
Australian Banking	1,071	974	881	10.0	21.6	2,045	1,815	12.7
Wealth Management Australia	190	174	202	9.2	(5.9)	364	403	(9.7)
Asia Banking	(6)	1	1	large	large	(5)	5	large
Australia Region	1,255	1,149	1,084	9.2	15.7	2,404	2,223	8.1 *
Australian Region excluding IORE	1,228	1,120	1,024	9.6	19.9	2,348	2,122	10.7

Australian Banking	Half Year to			Fav / (Unfav) change		Year to		Fav / (Unfav)
	Sep-06	Mar-06	Sep-05	Mar-06	Sep-05	Sep-06	Sep-05	Sep-05
	$m	$m	$m	%	%	$m	$m	%
Net Interest Income	2,509	2,344	1,993	7.0	25.9	4,853	3,862	25.7
Other Operating Income	864	867	1,154	(0.3)	(25.1)	1,731	2,221	(22.1)
Total Income	3,373	3,211	3,147	5.0	7.2	6,584	6,083	8.2
Operating expenses	(1,682)	(1,712)	(1,721)	1.8	2.3	(3,394)	(3,218)	(5.5)
Underlying profit	1,691	1,499	1,426	12.8	18.6	3,190	2,865	11.3
Charge to provide for doubtful debts	(164)	(115)	(128)	(42.6)	(28.1)	(279)	(257)	(8.6)
Cash earnings before tax	1,527	1,384	1,298	10.3	17.6	2,911	2,608	11.6
Income tax expense	(456)	(410)	(417)	(11.2)	(9.4)	(866)	(793)	(9.2)
Cash earnings before significant items	1,071	974	881	10.0	21.6	2,045	1,815	12.7

Wealth Management Australia	Half Year to			Fav / (Unfav) change on		Year to		Fav / (Unfav) change on
	Sep-06	Mar-06	Sep-05	Mar-06	Sep-05	Sep-06	Sep-05	Sep-05
	$m	$m	$m	%	%	$m	$m	%
Investments	88	80	72	10.0	22.2	168	179	(6.1)
Insurance	75	65	70	15.4	7.1	140	123	13.8
Profit from Operations (after tax)	163	145	142	12.4	14.8	308	302	2.0
IoRE	27	29	60	(6.9)	(55.0)	56	101	(44.6)
Cash earnings before significant items	190	174	202	9.2	(5.9)	364	403	(9.7)
Cash earnings (adjust. transitional tax and AIFRS in Sep 05)	190	174	152	9.2	25.0	364	300	21.3

* Australian Region cash earnings before significant items up 13.4% for 2006 on 2005 after removing impact of transitional tax and AIFRS for Wealth Results

4

National Australia Bank

Contents Summary of full year 2006 results Update on key strategies Re-ignite the organisation Become cost competitive Rebuild critical infrastructure Manage the business Business unit performance

Customer satisfaction, September 2006 NAB achieved the largest improvement in customer satisfaction over the year 68.7 Average of 4 major banks 65.4 Major bank 4 69.2 Major bank 3 73.7 Total market^ 69.8 NAB 75.5 Major bank 1 % of each institutions’ MFI Customers who are satisfied* Note: * MFI (Main Financial Institution) satisfaction is based on customers who answered very or fairly satisfied, ^Total market includes Banks, Building Societies and Credit Unions Source: Roy Morgan Research Base: 14 years + 6 month moving average Customer satisfaction change(Sep 05 to Sep 06 change) NAB Major bank 1 Major bank 4 Major bank 3 2.7% -1.1% 0.4% -2.2%

Broader community trust also improved Edelman Relationship Index*Note: *Measures quality of relationship between the NAB and various stakeholders (Civil Society, Government, Media, Regulators, Opinion Leaders). Scores of 7 - 9 indicate “Strong and very health relationship and reputation with stakeholders” Source: Marketing & Research Associates, 2006 4.864.905.125.245.745.805.665.866.196.126.226.40123456789TrustMutuality ofControlCommitmentSatisfaction200420052006

A highly awarded business

NAB banking revenue growth restored to peer group performance Note: * FY04 = AGAAP, FY05 = Transitional AIFRS (growth on AGAAP basis), FY06 = Full AIFRS ongoing. Source: Internal Australian Banking revenue growth Percentage, YoY growth2.65.18.2 200420052006

Australian Region revenue growth NAB volume growth September YoY percentage change Volume growth remains strong Change in market share, Sep 05–Sep 06 Basis points Market share Customer numbers have continued to grow Australian bank net interest margin Net Interest Margin* (incl. acceptances) Margin impact has been limited 2004 2005 2006 1** 3 1 2 2 4 102.1 39.8 0.6 54.9 110.2 4.3 Market rankNAB volume ($b)Australian bank customer numbers Millions Sep 05 Mar 06 Sep 06 Business lending (inc bills)*,# Individual risk*** Housing lending (inc securitisn)** Retail funds (exc cash mgt) +,++ Household deposits** Credit cards** Source/Note:*NAB (RBA Financial Aggregates definitions) includes bank held bills, Growth for SME only FY06 21%; **NAB (APRA Monthly Banking Statistics definitions); ***DEXX&R Life Analysis (2006 data - Jun 05 to Jun 06); +Plan for Life Market Share & Dynamics (2006 data - Jun 05 to Jun 06) Source/Note: *RBA/NAB - Business Lending includes bank held bills, **APRA Monthly Banking Statistics/NAB, ***DEXX&R Life Analysis (as at Jun 06), +Plan for Life Market Share & Dynamics (as at Jun 06), change in market share refers to the period Jun 05 to Jun 06.++Note reallocation of wholesale and previously unreported FUM inflated the retail system and distorted market share impacts, #Includes NAB Capital Source: Internal Note:* Ongoing basis Source: Internal Business lending (inc bills)*,# Household deposits** Business deposits** Individual risk*** Housing lending (incl sec.)** Retail funds (exc cash mgt)+ Credit cards** 332-22-31-46453.954.004.054.104.154.20Sep-04Mar-05Sep-05Mar-06Sep-0651371314141581014191191613111734722.422.392.37

0.03% (0.04%) 0.00% (0.01%) 0.05% (0.02%) (0.01%) Mar 06 HY Basis Risk Lending vs Deposit Growth Sept 06 HY Basis Risk Product Margin Mix Product Margin Mix Lending Deposits 2.42% 2.39% Note * Ongoing basis (0.01%) 0.02% (0.01%) Australian banking net interest margin* Other Portfolio impacts (0.03%) (0.03%)

Low Doc Loans $2.0bn outstanding - less than 2% of total home loans LVR capped at 60% (without LMI) Inner City Apartments $2.6bn outstanding 90 days past due improving Origination source - Flows Sep 05 Mar 06 Proprietary 70% 72% Introducer 12% 12% Broker 18% 16% Sep 06 77% 9% 14% Australian Housing metrics support asset quality Source: Internal

Asset quality - some deterioration but still sound Total impaired assets to gross loans and acceptances Percentage Proportion of total impaired assets (90 days past due + gross impaired assets) has improved Non-retail asset quality remains stable Note:* Total impaired loans = 90 days past due + non-accrual loans Source: Internal Customer rating system* Weighted average CRS Increase in gross impaired assets is largely as a result of increases within home loans portfolio (particularly NSW, however well secured or subject to LMI) comprehensive review of portfolio resulting in early identification of entries 90 days past due Gross impaired assets Note:* 1= lowest risk, 16 = highest risk, data excludes housing and personal loans Source: Internal 0.360.400.280.210.220.260.570.620.54Sep 05Mar 06Sep 06567Sep-02Mar-03Sep-03Mar-04Sep-04Mar-05Sep-05Mar-06Sep-06

Wealth Management - Sales mix and FUM growth (1.2)7.30.078.1(0.8)4.70.274.0 Sep-04 Mar-05 Sep-05 Net Flows Invest Earnings Other 84.2(0.7)8.1(1.1)90.52.81.8(1.0)94.1 Mar-06 Sep-06 Net Flows Invest Earnings Other Net Flows Invest Earnings Other Net Flows Invest Earnings Other Investments sales by channel - FY0531% 42% 27% NAFP Licensees IFA's Investments sales by channel - FY0633% 41% 26% Investments Sales ($m)05001,0001,5002,0002,500NAFPLicenseesIFA's1H052H051H062H06Source: Internal FUM Growth Sep 04 to Sep 06 ($bn)

Cross-selling success Increased Investment products Banking channel penetration Growth in Banking-originated Investment sales Increased Insurance products Banking channel penetration Growth in Banking-originated Insurance sales YoY growth of Banking-originated investment sales Percentage Source: Internal, NAFP Investment sales as a percentage of total Wealth Management planner network sales Source: Internal, NAFP Investment sales Note: * Banking NAFP generated Personal Protection Portfolio and Loancover sales as a percentage of total Wealth Personal Protection Portfolio and Loancover retail sales. Note only Banking sells Loancover. Source: Internal Percentage of Wealth planner network sales through Bank channel - Investment productsYoY growth of Banking-originated protection sales Percentage Percentage of Wealth retail sales through Bank channel - Protection products* Note: * Based on Personal Protection Portfolio and Loancover products sold through Banking/NAFP. Source: Internal 33263124200320042005200631-3228112003200420052006463339302003200420052006

Rallying staff around brand purpose - ‘We help our customers to fulfil their aspirations’ Continued roll-out of visual identity (star nab) - Target of 300 branches rebranded by end of 2006, remainder by mid-2007 Awarded ‘Brand revitalisation 2006’ by Australian Marketing Institute Increased marketing presence and sponsorships (AFL, M2006) Community trust improved - Edelman Trust Index up 8% on 2005 Sales and service training (eg. Go NAB, Goals to Choices) Enterprise Agreement (eg. family support, enhanced share and super arrangements) Senior Management satisfaction scores lifted and broader organisation showing significant improvements along key dimensions. 1,000 senior leaders engaged through cultural awareness conversations Re-ignite the organisation — sustained focus Continued investment in brand and reputation Progressing people investment and culture

Re-ignite the organisation focuses on our brand purpose delivered through our people to our customers d d How we interact with customers and the community demonstrates that we back them How we manage operations delivers a customer and employee experience that develops trust How we work together and lead delivers a NAB experience that helps our customers and our people fulfil their aspirations The ‘NAB way’ has three elements, bound together by our purpose of helping people fulfil their aspirations:

Sales capacity releasing initiatives, eg. e-credit, e-risk, e-folio Lean practices, eg. Merchant acquiring delivery time down from >15 days to 5 days Significant uplift in sales capability in branches - 52 percent of stores capable of selling home loans (up from 15 percent in 2005) Gross expense savings from the restructuring program were an incremental $102m relative to 2005, with over 1500 FTEs reduced Successful outsourcing of accounts payable Three-fold increase in procurement/sourcing reviews completed in 2006 Increased focus on securitisation ($3.4bn during second half) and stable funding ($12bn increase in term funding) Becoming cost competitive - three areas of focus Delivering quality customer processes Streamline support costs and optimising balance sheet Testing prototype designs, processes and technology Fast service area for transaction needs of business customers Cash and coin deposit and change machines Community area Teller cash recyclers enabling a more sales friendly open plan store Reshaping distribution economics

Cost growth constrained Sept 05 Mar 06 Sep 06 -1.2% 0.0% Source: Internal, Note * Ongoing basis Australian Region (excluding Asia) Operating Expenses * $millionCost Growth held relatively flat despite project infrastructure operating expenditure nearly doubling from Sep 05 to Sep 06 2,0572,0572,082

Revenue growth plus cost constraint adds to significant reduction in cost to income ratio Source: Internal Note * Ongoing basis Australian Banking cost/income ratio (half year) * PercentageSep 05 Sep 06 Mar 06 52.949.454.3

Cost constraint and productivity improvements progressing Total operating expenses (half year) * $m Cost growth constrained Improved Banking productivity Improved Wealth Management productivity Australian Banking cost efficiency (half year) BAU Cost/Ave IEA Australian Bank Wealth Management Australia Banking labour productivity (half year) Ave IEA/BAU FTE Wealth Management cost efficiency (half year) Cost/FUM Sep 05 Sep 06 Wealth Management labour productivity (half year) Revenue per BAU FTE Sep 05 Sep 06 Mar 06 Mar 06 Source: Internal Note: * Ongoing basis Sep 05 Sep 06 Mar 06 Sep 05 Sep 06 Mar 06 Sep 05 Sep 06 Mar 06 Sep 05 Sep 06 Mar 06 Source: Internal Source: Internal -4.8% -5.0% 4.6% 8.0% -8.7% 0.0% -1.9% 7.6% Australian Region FTEs*, September Number of FTE Region Productivity Source: Internal Note: * 2004 & 2005 includes disposed operations, ** Includes lending, retail deposits and FUM, ^ Spot Percentage Change from Sep 04 to Sep 06 Approx. Footings** $305bn* $350bn* $395bn +30%^ Australia Banking Wealth Mgt Asia (3.2%)^ 1,7121,6821,72134537536118,38217,83718,2863,8423,9524,74644917323,12822,12822,4112004*2005*2006

Rebuild of critical infrastructure continues with a doubling of investment opex in 2006 vs 2005

What's been delivered	What's underway
> Customer Facing: – Implementation of National Portfolio Facility – Transfer of 'offsale' super products to core Masterkey platforms – New mobile banking infrastructure - Pilot: 10 sites	> Customer Facing: – NABConnect Business solution (total 40,000 customers) – New retail concept store pilot – Convert first mobile bankers to broadband
> Critical Infrastructure: – 3,300 new teller platforms – New desktop - Approx 3,900 users – Improved governance and investment management disciplines – Improved ATM/POS network resilience	> Critical Infrastructure: – Completion of new desktop users – Further capacity and resilience in online channels – Rollout next wave of customers security enhancements to Internet Banking

22

National Australia Bank

Portfolio well positioned for growth Economic environment Global economy has slowed, but remains strong Sustained Australian growth & low unemployment System credit growth likely to moderate - both from households & businessesSource: NAB Group Economics Business and Private Tightly managing credit position; diversified geographically Focusing on specialisation in high growth sectors and transaction banking share Retail Banking Limiting exposure to unsecured consumer lending Building distribution capability for core deposits and home loans Rebuilding key talent and sales capability Wealth Management Well positioned to take advantage of growth in superannuation and investments and demographic shifts Continued focus on cross-selling into bank Industry leadership on fees vs commission

GDP has slowed and is partly affected by the drought Source: Internal, NAB Group Economics. > Australian drought principally in Vic, SA, NSW & southern QLD > GDP expected to stabilise in calendar 07 at 2.5% and around 3.0% in 08 DroughtGDP -202468Dec-96Dec-97Dec-98Dec-99Dec-00Dec-01Dec-02Dec-03Dec-04Dec-05Dec-06Dec-07-202468GDPDomestic demandActivity (yoy%)

But Business Investment remains buoyant and unemployment low Source: Internal, NAB Group Economics. > Strong business investment, especially WA > Australian Unemployment low Business InvestmentUnemployment -40-20020406080Jun-01Jun-02Jun-03Jun-04Jun-05Jun-06Jun-07NSWVicQldWAAustraliayoy % change

Industry credit growth remains strong but is forecast to slow in 07 vs 06 Source: Internal, *NAB Group Economics / RBA (Sep year end), **Plan for Life Quarterly Data System June 2006 (June year end) Note: Forecast from October 2006 onwards sourced from NAB Group Economics / Internal System credit growth - by broad economic type Percentage, September FYHousing* Credit system* Other personal* Business* FUM (Retail Ex. Cash Trusts) ** 051015202519951996199719981999200020012002200320042005200620072008

NAB Australia has lowest proportion of Cards / Other Consumer Lending and biggest position in business loans

Estimated lending asset mix, September 2006, Australia only

Percentage


Credit Cards
Other Consumer Lending
Consumer Home Loans
Business Lending (including bills)
2
2*
55
41
3
4
56
37
3
5
66
26
4
7
60
29
1
9
73
17
NAB
Major Bank 2
Major Bank 3
Major Bank 4
Major Bank 5

Source: Internal, APRA Banking Statistics

* NAB Other consumer lending excludes line of credit home loans which have been included in Consumer Home Loans

27
National Australia Bank

NAB Australian Region also has large exposure to Wealth Management & Insurance Industry NAB / MLC vs Competitors - Investments Top 5 FUM (Retail Ex. Cash Trusts) * $bn, June 2006 NAB / MLC vs Competitors - Insurance Top 5 - Total Individual Risk ** $m, June 06 Source: *Plan for Life Quarterly Data System June 2006 Note: Other Industry participants represent $204bn Source: ** DEXX&R Life Analysis June 2006 Note: Other Industry participants represent $1.5bn 2937555361CBA/CFSNAB/MLCAMPANZ / INGWBC / BT553422464413373NAB / MLCCBA/CFSAXAAMPANZ / ING

Contents Summary of full year 2006 results Update on key strategies Re-ignite the organisation Become cost competitive Rebuild critical infrastructure Manage the business Business unit performance

Stabilise Rebuild Truly competitive Lead the market, grow through innovation (eg processes, specialisation) Improve Retail customer experience through a focus on people (eg customer first) Improve returns and leverage bank channels (eg branch referrals, protected loans) Business & Private Wealth 2005 2006 Retail Three Australian businesses have all moved closer to Truly Competitive

Industry Specialisation Establishment of the new specialisation stream within the BPA business incorporating Healthcare, Agribusiness Government, Education Launch of the Succession Planning Business Expansion of Agribusiness into food and post farm gate Customer Service and Capacity Release Implementation of new capacity releasing initiatives, including: Phase 2 of the e-credit program - refinements continue the simplification of credit processes e-merchant - a consistent application process for the timely delivery of merchant/Eftpos terminals e-folio - embedded in the business, providing key financial dashboard parameters within 7 days of month end Progress Priorities Business & Private — lead the market, grow through innovation

New products launched with success across the business (Business Cash Maximiser, Business Plus, the National Portfolio Facility and Business Options) - the latter gaining 5 star recognition by Cannex Behavioural Customer Rating System - designed to streamline business applications and product offerings NAB Connect - the first phase of Corporate/Business clients are operating a true business internet offering Relationship Model Redesign Implementation of new relationship model Two-on-Two team based approach with integrated sales and service teams Resulting in 140 new frontline sales positions > Upgraded training to support bankers with >90,000 hours completed on a year-to-date basis (average 22.5 hours per person) Currently developing a next generation relationship model encompassing true business ownership Progress Product innovation Priorities Business & Private — lead the market, grow through innovation

NAB - Focus on business transaction banking has increased market share in all segments

Transaction banking market share and trend

Percentage share and basis point change of primary relationships, by customer segment*


30
25
20
15
10
5
0
+30
0
-110
+110
+20
+40
-40
+10
+40
+10
-40
-10
+40
-50
+10
+20
A B C NAB
A NAB C B
NAB A C B
NAB A C B
Corporate
>$340m
Commercial
$20m–$340m
SME
$5m–$20m
Micro
$1m–$5m

Note: * Arrows relate to the trend from prior survey, basis point change above the bar

Source: East & Partners; Australian Corporate Transaction Banking Markets May 06, Australian Commercial Transaction Banking Markets Aug 06; Australian SME Banking Markets Apr 06; Australian Micro Business Banking Markets Jul 06

33

National Australia Bank

Local business model 68 high-quality Regional Executives running integrated local markets like their own businesses Greater accountability and decision making including profit and incentives Focussed on specific needs and opportunities in local markets People capability Delivery of leadership, sales and service training programs to over 6,000 staff Branch and telephone specialist teams - undertaken > 65,000 hrs training to better meet the needs of customers Leaders of business have undertaken >10,000 hours of leadership training Increased passion and excitement within our people Progress Priorities Retail — rebuild program progressing Employee opinion survey Percentage of people agreeing Sept 06 Sept 05 People in our organisation share a common vision of our future I am excited about my part in our future Source: Internal 72647876

Retail — rebuild program progressing

Priorities	Progress
Product innovation and platform strength	> Five major new product launches: iSaver, Velocity, Protected Loan, Investment Cash Manager, Custom Home Loans > Embedded new service standards and measurement across network
Branch experience	> New branch model: returning home loan, small business and wealth capability into branches - accelerated roll-out scheduled for network by mid-2007. Capability increased greatly in 2006 (refer to chart) > Over 240 branch refurbishments and proposed opening of new branches in growth markets (6 by Dec 2006) > New corporate wardrobe for 5,000 customer facing staff > Improved customer satisfaction* to 2nd among major banks > Simpler customer processes including express account opening and reduced time to cash for home loans



Branch sales capability
Percentage of stores
Home loans
Small business loans
Wealth
15
1
1
52
10
10
2005
2006

Source: Internal
* Roy Morgan Main Financial Institution satisfaction Sep 06

35

National Australia Bank

Wealth Management — progressing on key priorities

Priorities	Progress
Growth via cross-sell	> Adviser debt sales strong (up 22 percent YoY) > Bank insurance sales strong overall (up 35 percent YoY)*, flat second half > Bank investments sales growing (up 31 percent YoY)**

Investment sales and referrals through bank financial planning



Investment Sales/week ($m) (LHS)
Referrals/week (RHS)
60
40
20
0
3000
2000
1000
0
2003
2004
2005
2006

Note: * Bank insurance sales includes Loancover
** Bank investment sales includes MasterKey, MLC Investment Trust and MasterKey Custom
Source: Internal

36
National Australia Bank

Efficiency gains $700m in legacy products trade-up completed Life Company simplification approved* Progress Priorities New offers Long-term absolute return fund (LTAR) launched and awarded “Best New Product of the Year” (Rainmaker) Masterkey Fundamentals launched and rolling out across range Plum “Escalator” program MLC Easy Cover launched and awarded “Best New Life Insurance Product” (Aust. Banking & Finance) Capital Management Sub-debt issue ($300m), further initiatives scoped * The amalgamation of the life insurance businesses of National Australia Financial Management Limited (NAFiM) and MLC Lifetime Company Limited (Lifetime) with the life insurance business of MLC Limited (MLC) was confirmed by the Federal Court on 28 September 2006 Wealth Management — progressing on key priorities

Wealth Management - Market Share & Sales Source: *Plan for Life Quarterly Data System June 2006, **Plan for Life Market Share & Dynamics Report June 2006, *** DEXX&R Life Analysis June 2006 2 3 3 3 Sales Rank Market share growing again One-off corporate super wins have an effect Reallocation of wholesale and previously unreported FUM by competitors inflated the retail system Second half sales and overall net flows significantly stronger than first half Comments 15.0% 19.9% 15.5% 12.5% Market Share Rank Product 1 2 1 2 Corporate Super** Total Individual Risk*** Master Funds* Retail (ex Cash Trusts)*

Exited non-core businesses in Asia (eg. Life Insurance, Thailand, Korea) Country-based operating model implemented Continuing cultural change programs 17 percent growth in retail deposits Investments made in enabling infrastructure Repositioning the business continues Progress Priorities Business Development Asia June 2006 NAB Australia commenced a strategic alliance with China Union Pay (CUP) CUP is the only card association in China with over 120 participating banks and is the key provider of infrastructure connecting the banking community in China Chinese students and visitors to Australia have access at NAB ATMs and EFTPOS terminals

Summary Our turnaround continues with strong earnings performance Remain focused on our rebuild program to deliver sustainable performance Six key priorities in becoming truly competitive Delivering quality customer processes Streamlining support costs and optimising balance sheet Reshaping our distribution economics Cross-selling to satisfy more customer needs Providing priority infrastructure Bringing a shared NAB culture and brand to life

Disclaimer This document is a presentation of general background information about the Group’s activities current as at the 28th November, 2006. It is information in a summary form and does not purport to be complete. It should be read in conjunction with the National Australian Bank Limited 2006 Full Year Results filed with the Australian Stock Exchange on 3 November 2006. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate. This announcement contains certain "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words "anticipate", "believe", "expect", "project", "estimate", "likely", "intend", "should", "could", "may", "target", "plan" and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see "Presentation of Information - Forward-Looking Statements" and "Risk Factors" in the Group's Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •28 November 2006	Name: Brendan T Case
Title: Associate Company Secretary